FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2010

FORMULA SYSTEMS (1985) LTD.
(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                           No  ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of March 2010 and incorporated by reference herein is the Registrant's immediate report dated March 22, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.
(Registrant)

By:/s/ Guy Bernstein
Guy Bernstein CEO
dated:       March 22, 2010

PRESS RELEASE - FOR IMMEDIATE RELEASE

Formula Systems Reports Fourth Quarter and Fiscal Year 2009 Results; Annual Net Income Increased by 61% to $19.1 million; Following the results, the Company will distribute a dividend of $1.47 per share

Or-Yehuda, Israel – March 22, 2010 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a provider of information technology products, solutions and services, announced today its results for the fourth quarter and full year ended December 31, 2009.

Financial Highlights for the Fourth Quarter

•	Revenues totaled $123.7 million (Q4 2008: $129.8 million).

•	Operating income increased by 22% to $9.5 million (Q4 2008: $7.7 million).

•	Net income from continuing operations attributable to Formula increased by 59% to $3.7 million (Q4 2008: $2.3 million).

•	Net income attributable to Formula reached $8.0 million, an almost three-fold increase compared to $1.7 million for the fourth quarter of 2008.

•	Formula’s consolidated cash and short term investments totaled approximately $158.6 million as at 31 December 2009.

•
During the fourth quarter Formula sold its entire stake in nextSource Inc. for a total consideration of $12.0 million, comprised of cash and release of bank pledges. Formula recorded a capital gain in the discontinued operations of $4.3 million.

Financial Highlights for the Full Year ended December 31, 2009

•
Revenues totaled $469.4 million (2008: $503.2 million). The vast majority of Formula's revenues are generated in NIS (New Israeli Shekel). The decline is therefore mostly attributed to the negative impact of the NIS vs. US Dollar devaluation on translation of revenues from NIS to USD.

•	Operating income increased to $35.4 million (2008: $32.5 million).

•	Net income from continuing operations attributable to Formula increased by 25% to $14.2 million (2008: $11.3 million).

•	Net income attributable to Formula reached $19.1 million, an increase of 61% compared to $11.9 million in 2008.

•	Formula will distribute a dividend of $1.47 per share

Comments of Management
Guy Bernstein, Chief Executive Officer of Formula Systems, said: "I am pleased to report that despite the inevitable affects of the difficult global economic environment, we have continued to develop our group as a strong, profitable and cash generating business. All our subsidiaries have continued to generate positive operating and net profits, an impressive achievement considering the world wide recession. Going forward we will continue to focus on profitability and growth as well as examine merger and acquisition opportunities that are compatible with our strategy and current portfolio of companies."

Distribution of Dividend
Following the positive results and cash flow, and in accordance with the company’s dividend policy, Formula’s board of directors have approved the distribution of a cash dividend to the holders of Formula ordinary shares, payable on April 21, 2010 (the "Distribution Date") with respect to each outstanding Formula ordinary share held as of the close of business day on April 6, 2010, (the "Record Date") subject to withholding tax as described below.  The cash distribution will be in the amount of $1.47 per share, or $20 million in the aggregate. The calculation of the cash distribution per share is based on the assumption that all of the outstanding options under Formula's option plan will be exercised in full, prior to the Record Date, in accordance with the terms of the option grant.

On the Distribution Date, each Formula shareholder will receive a cash amount, net of Israeli withholding tax at a rate of 20%, unless such holder has presented to Formula sufficient evidence of its exemption from withholding tax in accordance with the requirements of Israeli law.

The dividend to be distributed to holders of Formula ADSs will be released to Formula’s depositary, The Bank of New York, net of Israeli withholding tax as described above. As contemplated by the agreement among the Bank of New York, Formula and the holders of Formula ADSs, the Bank of New York will distribute the cash dividend (net of depositary fees) to the holders of Formula ADSs.

About Formula Systems

Formula Systems (1985) Ltd. (NASDAQ: FORTY) is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:
Nir Feller, Formula Systems (1985) Ltd.
Tel. +972-3-5389487
Email. nir@formula.co.il

FORMULA SYSTEMS (1985) LTD.
(An Israeli corporation)
CONSOLIDATED BALANCE SHEETS

	December 31, 2009 (Unaudited)	December 31, 2008 (Audited)
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	100,205	107,847
Short-term investments	58,410	46,158
Trade receivables	130,236	136,353
Other accounts receivable	22,062	15,425
Inventories	2,439	2,772
Total assets attributed to discontinued operations	27	27,614
	313,379	336,169
LONG-TERM INVESTMENTS:
Long term investments	9,922	15,844
Investments in affiliates	3,293	3,694
	13,215	19,538

SEVERANCE PAY FUND	44,131	38,105

FIXED ASSETS, NET	9,989	15,009

OTHER ASSETS, NET	185,725	187,801

	566,439	596,622
CURRENT LIABILITIES:
Liabilities to banks	9,845	8,481
Trade payables	43,776	39,475
Other accounts payable	91,134	75,252
Dividend payable	-	29,964
Liability in respect of the acquisition of subsidiaries	210	6,954
Debentures	14,639	5,157
Total liabilities attributed to discontinued operation	314	24,903
	159,918	190,186

LONG-TERM LIABILITIES:
Debentures	43,918	56,004
Deferred taxes	2,207	4,502
Customer advances	1,116	1,093
Liabilities to banks	8,556	16,640
Liability in respect of the acquisition of activity	1,517	1,010
Accrued severance pay	53,893	49,817
	111,207	129,066

EQUITY	295,314	277,370

	566,439	596,622

FORMULA SYSTEMS (1985) LTD.
(An Israeli corporation)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Year months ended December 31,		Three months ended December 31,
	2009	2008	2009	2008
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	469,390	503,243	123,713	129,780
Cost of revenues	352,283	373,775	93,578	100,503
Gross profit	117,107	129,468	30,135	29,277
Research and development costs, net	4,430	6,564	1,469	2,080
Selling, general and administrative expenses	77,322	90,451	19,194	19,459
Operating income	35,355	32,453	9,472	7,738
Financial expenses, net	(231)	(5,908)	(1,404)	(722)
	35,124	26,545	8,068	7,016
Gain (loss) on realization of investments	-	(337)	-	67
Other income (expenses), net	1,668	(580)	1,729	(249)
Income before taxes on income	36,792	25,628	9,797	6,834
Taxes on income	8,305	3,279	2,159	1,779
	28,487	22,349	7,638	5,055
Share in gains (losses) of associated companies, net	(335)	(216)	(205)	80
Net Income	28,152	22,133	7,433	5,135
Attributable to non-controlling interest	13,954	10,819	3,711	2,797
Net income attributable to Formula's common shareholders from continuing operation	14,198	11,314	3,722	2,338
Net income from discontinued operation	4,878	555	4,284	(630)
Net income attributable to Formula's common shareholders	19,076	11,869	8,006	1,708

Earnings per share generated from continuing operation :
Basic	1.03	0.84	0.35	0.18
Diluted	1.00	0.84	0.33	0.18

Earnings per share generated from discontinued operation :
Basic	0.37	0.04	0.32	(0.05)
Diluted	0.36	0.04	0.32	(0.05)

Weighted average number of shares outstanding:
Basic	13,200	13,200	13,200	13,200
Diluted	13,564	13,200	13,573	13,200